UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 14)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

Robert Merlino CapGen Capital Group III LP 120 West 45th Street Suite 1010 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,463,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,463,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 37,916,985 shares of Common Stock (as defined herein) outstanding as of March 23, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 7, 2016.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,463,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,463,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the foregoing is based on 37,916,985 shares of Common Stock (as defined herein) outstanding as of March 23, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 7, 2016.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 37,916,985 shares of Common Stock (as defined herein) outstanding as of March 23, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 7, 2016.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Robert Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

65,422(1)
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

65,422(1)
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,528,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 37,916,985 shares of Common Stock (as defined herein) outstanding as of March 23, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 7, 2016.

(1)	Includes 12,437 shares of Common Stock held in a retirement account for a relative over which Mr. Goldstein has sole voting and dispositive power.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John P. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,950
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

9,950
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,473,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 37,916,985 shares of Common Stock (as defined herein) outstanding as of March 23, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 7, 2016.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John W. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

49,373
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

49,373
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,512,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 37,916,985 shares of Common Stock (as defined herein) outstanding as of March 23, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 7, 2016.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 14 on Schedule 13D (this “Amendment No. 14”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013, Amendment No. 6 filed on November 7, 2013, Amendment No. 7 filed on January 15, 2014, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on October 3, 2014, Amendment No. 10 filed on October 14, 2014, Amendment No. 11 filed on August 26, 2015, Amendment No. 12 filed on September 14, 2015 and Amendment No. 13 filed on November 16, 2015, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph of Item 4:

On May 10, 2016, CapGen LP sent a letter to the Issuer (the “Letter”), which is attached hereto as Exhibit 23.  The Letter sets forth, among other things, CapGen LP’s evaluation of the Issuer’s performance, assessment of corporate governance practices and belief in the Issuer as a potentially attractive acquisition target.  Further, the Letter states that CapGen LP plans to withhold its votes in respect of the current slate of directors at the Issuer’s upcoming shareholders’ meeting and urges other shareholders to do the same.

The foregoing reference to and description of the Letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Letter, which is incorporated by reference to this Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by adding the following:

Exhibit 22	Joint Filing Agreement, dated May 10, 2016, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Eugene A. Ludwig, Robert Goldstein, John P. Sullivan and John W. Rose.

Exhibit 23	Letter to the Issuer, dated May 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     May 10, 2016

CAPGEN CAPITAL GROUP III LP

By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT GOLDSTEIN

By:	/s/ Robert Goldstein
Name:	Robert Goldstein

JOHN P. SULLIVAN

By:	/s/ John P. Sullivan
Name:	John P. Sullivan

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 22	Joint Filing Agreement, dated May 10, 2016, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Eugene A. Ludwig, Robert Goldstein, John P. Sullivan and John W. Rose.

Exhibit 23	Letter to the Issuer, dated May 10, 2016.